SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For fiscal year ended December 31, 2001

or

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number 001-14666

Ispat Inland Inc. Savings and Investment Plan
3210 Watling Street
East Chicago, IN 46312

Ispat International N. V.
Rotterdam Building
Aert van Nesstract 45
3012 CA Rotterdam
The Netherlands

REQUIRED INFORMATION

No. 1-3 Not applicable

No. 4 The Ispat Inland Inc. Savings and Investment Plan (the "Plan"), which is subject to ERISA, files Plan Financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Audited Statements of net assets available for Plan benefits as for December 31, 2001 and 2000, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2001.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized:

Dated June 28, 2002

The Ispat Inland Inc. Savings and Investment Plan

Plan Administrator

By: /s/ Blaine A. Mineman

Blaine A. Mineman

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP

Ispat Inland Savings and Investment Plan

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001, Supplemental Schedule as of December 31, 2001 and Independent Auditors' Report

ISPAT INLAND SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	3
Notes to Financial Statements	4-9
SUPPLEMENTAL SCHEDULE:	
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001	10

All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants in the
Ispat Inland Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Ispat Inland Savings and Investment Plan (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2002

Deloitte
Touche
Tohmatsu

ISPAT INLAND SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
INVESTMENTS:		
Investment in Master Trust	$407,288,861	$461,755,763
Participant loans	6,342,626	7,148,562
Total investments	413,631,487	468,904,325
LIABILITIES		
FEES PAYABLE	12,250	20,788
NET ASSETS AVAILABLE FOR BENEFITS	$413,619,237	$468,883,537

See notes to financial statements.

ISPAT INLAND SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2001

ADDITIONS:	
Master Trust investment income (loss):	
Net depreciation in fair value of investments	$ (32,613,343)
Interest and dividend income	17,204,057
Net investment loss	(15,409,286)
Contributions:	
Participant contributions	9,299,920
Employer contributions	4,869,632
Total additions	(1,239,734)
DEDUCTIONS:	
Benefits paid to participants	48,693,182
Transfer to Ispat Inland Hourly 401(k) Plan (Note 1)	5,317,637
Administrative fees	13,747
Total deductions	54,024,566
NET DECREASE IN NET ASSETS	(55,264,300)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	468,883,537
End of year	$413,619,237

See notes to financial statements.

ISPAT INLAND SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The following description of the Ispat Inland Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - During 1998, Ispat International N.V. ("Ispat") acquired Inland Steel Company from Inland Steel Industries, Inc. Inland Steel Company was renamed Ispat Inland Inc. (the "Company"). On July 16, 1998 (the "Effective Date"), the Plan was established and made available to eligible employees of the Company. The assets of Plan participants who had formerly participated in the Inland Steel Industries Thrift Plan (the "Thrift Plan") were transferred to the Plan. In April 2000, the Plan's name was changed to Ispat Inland Savings and Investment Plan from the Ispat Inland Savings Plan.

The Plan is a defined contribution profit-sharing plan available to all salaried, nonbargaining unit employees of the Company and certain of its subsidiaries and affiliates (the Company, its subsidiaries, and its affiliates are collectively referred to as "Employers"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Affiliate Plan Transfers - Effective October 1, 2001 and December 1, 2001, the Company entered into new labor agreements with the United Steel Workers of America which covered, for the first time, certain salaried New Process Automation and New Research employees, respectively. As a result, the New Process Automation and New Research employees became ineligible for participation in the Plan and eligible for the participation in either the Ispat Hourly 401(k) Plan or the I/N Tek and I/N Kote 401(k) Savings Plan for employees represented by the United Steel Workers of America Union Local 1010-27 and Local 1010-23, respectively. During the year, account balances of $5,317,637 were transferred to the Ispat Inland Hourly 401(k) Plan for the New Process Automation and New Research employees.

Contributions - Employees electing to participate in the Plan may contribute up to eighteen percent of their annual compensation as defined by the Plan. The first five percent of participants' contributions (the "Basic Contribution") is matched one hundred percent in Ispat International N.V. common stock contributed to the Plan by the Employers.

Master Trust - The Plan's investment assets are held in a trust account at Fidelity Management Trust Company (the "Trustee") and consists of an interest in an investment account of the Ispat Inland Master Trust 401(k) Plans (the "Master Trust"), a master trust established by the Company and administered by the Trustee.

Investment Options - Participants direct the investment of their contributions and account balances into various Master Trust investment options offered by the Plan. The Plan currently offers the following investment options: Fidelity Stable Value Fixed Income Fund, Fidelity Spartan U.S. Equity Index Portfolio, Fidelity Magellan Fund, Fidelity Retirement Government Money Market Portfolio, Fidelity Asset Manager, Warburg Pincus Emerging Growth Fund, Warburg Pincus International Equity Fund,

Pimco Total Return Fund, T. Rowe Price Value Fund, Vanguard Equity Income Fund, Alliance Premier Growth Fund, Franklin Small Cap Growth Fund, T. Rowe Price Small Cap Stock Fund, Fidelity Aggressive Growth Fund, Fidelity Diversified International Equity Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, and Vanguard LifeStrategy Growth Fund. Effective December 1, 2001, the Plan no longer offers the Warburg Pincus International Equity Fund as an investment option. Effective August 1, 2001, the MSI International Equity B Fund was added to the Plan. Effective January 1, 2001, Ispat International Common Stock Fund was added to the Plan. This fund is a unitized company stock fund that invests primarily in the common stock of Ispat International N.V. as well as short-term investments.

Participant Accounts - Individual participant accounts are maintained and credited with participant contributions, employer matching contributions and allocations of investment earnings or losses from each investment fund. Allocations of each fund's earnings or losses are based on the ratio of each participant's account balance in such fund to the total of all participants' balances in that fund. The costs of certain administrative and investment services provided by the Trustee are paid from participants' accounts or assets within the appropriate investment option, as applicable.

Vesting - Participants vest immediately in their contributions and the earnings thereon. Participants with less than five years of vesting service become vested in the Employers' matching contributions twenty-four months after the contributions are made. Participants become immediately vested in all of the Employers' matching contributions upon the completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan. Upon termination of employment for reasons other than a distributable event, nonvested matching contributions and earnings thereon are forfeited.

Payment of Benefits - Participants are entitled to a distribution of their vested account balance upon termination of employment with the Employers. Participants may elect to receive a lump-sum payment or, under certain circumstances set forth in the Plan, installment payments. Participants may be permitted to withdraw contributions in the case of financial hardship as determined by the Employers' Plan Administrator.

Participant Loans - Participants may borrow up to fifty percent of their account balance up to a maximum of $50,000 less any outstanding loan balance(s) within the last 12 months (subject to certain limitations set forth in the Plan), for terms not exceeding five years, subject to acceleration under certain circumstances. Participants may have up to two outstanding loans at any given time. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted. The loans are secured by the balances in the participant accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the amounts of net assets available for plan benefits at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting period.

Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Master Trust Investments - The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Investments in Ispat common stock is valued at fair value based on the closing sales price reported in recognized securities exchanges. Loans from participants are recorded at cost, which approximates fair value. The Fidelity Stable Value Fixed Income Fund consists of fully benefit-responsive unallocated investment contracts with various insurance companies and pooled investment funds held by Fidelity and are stated at contract values plus interest earned to date. The unallocated investment contracts earn a fixed rate of return ranging from 8.5 percent to 9.5 percent at December 31, 2001. The carrying value of the Fidelity Stable Value Fixed Income Fund at December 31, 2001 and 2000 approximated fair value.

Contributions - Participant contributions are recorded in the period in which the Employers make payroll deductions from the Plan's participants.

Benefit Payments - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2001 and 2000.

Administrative Expenses - Certain trustee fees, certain recordkeeping fees and the investment management fees are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Employers.

3. INVESTMENT IN MASTER TRUST

The Master Trust holds the assets of the Ispat Inland Savings and Investment Plan and the Ispat Inland Hourly 401(k) Plan. Use of the Master Trust permits the commingling of assets for the Ispat Inland Savings and Investment Plan and the Ispat Inland Hourly 401(k) Plan. Although the assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

To preserve the participating plans' interest in the combined Master Trust assets, the Trustee and the Plan Administrator determine each participant's share of Master Trust assets and related charges based on the ratio of each participant's account balance in such fund to the total of all participants' balances in that fund.

The investments of the Master Trust at December 31 are summarized as follows:

	2001	2000
Fidelity Stable Value Fixed Income Fund	$315,762,428	$306,912,148
Ispat International Stock Fund	3,514,345	
Mutual Funds:		
Fidelity Spartan U.S. Equity Index Portfolio	102,770,295	127,674,455
Fidelity Asset Manager	66,289,347	75,911,062
Fidelity Magellan Fund	57,842,517	72,268,221
Fidelity Contrafund	32,629,831	40,793,271
Fidelity Retirement Government Money Market Portfolio	30,673,676	33,079,925
Warburg Pincus Emerging Growth Fund	10,732,669	19,117,255
Pimco Total Return Fund	7,472,983	1,659,950
Fidelity Aggressive Growth Fund	4,316,392	6,057,876
Franklin Small Cap Growth Fund	4,145,752	4,290,491
T. Rowe Price Value Fund	3,046,603	656,529
T. Rowe Price Small Cap Stock Fund	2,735,680	879,444
Fidelity Diversified International Equity Fund	1,746,132	1,489,958
Vanguard Equity Income Fund	1,346,888	649,688
Alliance Premier Growth Fund	1,259,742	1,739,576
Vanguard LifeStrategy Income Fund	753,571	161,639
Vanguard LifeStrategy Moderate Growth Fund	697,156	632,170
Vanguard LifeStrategy Growth Fund	669,240	1,332,302
MSI International Equity B	389,430	
Vanguard LifeStrategy Conservative Growth Fund	162,458	136,762
Warburg Pincus International Equity Fund		6,458,090
Total master trust investments	$648,957,135	$701,900,812
Plan's investment in the Master Trust	$407,288,861	$461,755,763
Plan's investment in the Master Trust as a percentage of total	63 %	66 %

Investment income (loss) of the Master Trust for the year ended December 31, 2001 is as follows:

Dividend and interest income:	
Fidelity Stable Value Fixed Income Fund	$ 19,105,622
Fidelity Asset Manager	2,782,838
Fidelity Spartan U.S. Equity Index Portfolio	1,326,501
Fidelity Retirement Government Money Market Portfolio	1,247,005
Fidelity Magellan Fund	711,577
Pimco Total Return Fund	465,378
Fidelity Contrafund	166,965
T. Rowe Price Value Fund	87,316
Vanguard Equity Income Fund	59,890
Vanguard LifeStrategy Income Fund	30,838
Vanguard LifeStrategy Moderate Growth Fund	22,719
Vanguard LifeStrategy Growth Fund	17,797
Fidelity Aggressive Growth Fund	15,795
T. Rowe Price Small Cap Stock Fund	13,278
MSI International Equity B	12,901
Franklin Small Cap Growth Fund	10,212
Vanguard LifeStrategy Conservative Growth Fund	8,272
Warburg Pincus Emerging Growth Fund	1,060
Fidelity Diversified International Equity Fund	878
Dividend and interest income	26,086,842
Net appreciation (depreciation) of investments:	
Fidelity Spartan U.S. Equity Index Portfolio	(16,372,582)
Fidelity Magellan Fund	(9,272,457)
Fidelity Asset Manager	(5,797,305)
Fidelity Contrafund	(5,232,501)
Warburg Pincus Emerging Growth Fund	(4,639,144)
Fidelity Aggressive Growth Fund	(3,283,208)
Warburg Pincus International Equity Fund	(1,275,233)
Franklin Small Cap Growth Fund	(1,023,066)
Ispat International Stock Fund	(920,310)
Alliance Premier Growth Fund	(481,231)
Fidelity Diversified International Equity Fund	(216,028)
T. Rowe Price Value Fund	(155,964)
Pimco Total Return Fund	(142,310)
Vanguard LifeStrategy Growth Fund	(91,722)
Vanguard Equity Income Fund	(78,241)
Vanguard LifeStrategy Moderate Growth Fund	(51,475)
Vanguard LifeStrategy Conservative Growth Fund	(8,753)
Vanguard LifeStrategy Income Fund	(7,802)
Stable Value Fund	246
MSI International Equity B	47,829
T. Rowe Price Small Cap Stock Fund	90,780
Net depreciation of investments	(48,910,477)
Net investment loss of the Master Trust	$ (22,823,635)

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated March 18, 2002, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although they have not expressed any intention to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, the accounts of each affected participant become fully vested.

6. RELATED-PARTY TRANSACTIONS

As described in Note 1, the Plan invests in common stock of the Employers' parent, Ispat International N.V.

Certain Master Trust investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

7. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of December 31, 2001 and 2000 are as follows:

	2001	2000
Investment in Master Trust	$407,288,861	$461,755,763

* * * * * *

ISPAT INLAND SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest	Cost*	Current Value or Contract Value
Investment in Master Trust	Master Trust		$407,288,861
Loans to participants	(Maturing 2001 through 2006, at interest rates of 5.5% to 9.5%)		6,342,626
TOTAL INVESTMENTS			$413,631,487

* Cost information is not required for participant-directed investments and, therefore, is not included herein.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Exhibit No. 23

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registation Statement No. 333-13704 of Ispat International N.V. on form S-8 of our report dated June 13, 2002, appearing in this Annual Report on Form 11-K of the Ispat Inland Savings and Investment Plan for the year ended December 31, 2001.

Deloitte + Touche LLP

June 27, 2002

Deloitte
Touche
Tohmatsu